SIDLEY AUSTIN llp 787 Seventh Avenue New York, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
cteodoro@sidley.com (212) 839 5969	Founded 1866

June 15, 2012

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Post-Effective Amendment No. 35 to the Registration Statement on Form N-1A of Cullen Funds Trust (the “Trust”) (1933 Act File No. 333-33302 / 1940 Act File No. 811-09871)

Ladies and Gentlemen:

Pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and pursuant to the Investment Company Act of 1940, as amended, the Trust is today filing Post-Effective Amendment No. 35 to the above referenced Registration Statement (“Registration Statement”), together with the exhibit being filed therewith. It is my view that the Post-Effective Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(a).

The Registration Statement contains a Prospectus for shares of two new series of the Trust, the Cullen Value Fund (the “Value Fund”) and the Cullen Emerging Markets High Dividend Fund (the “Emerging Markets Fund” and together with the Value Fund, the “Funds”), as well as a Statement of Additional Information relating to the Funds.

In Investment Company Act Release No. 13768 (February 15, 1991) (the “Release”), the Division of Investment Management announced review procedures for investment companies providing for expedited cursory or partial review of investment company registration statements, in the discretion of the staff, if certain conditions are met. The Release requests that information be furnished to the staff with respect to the extent that the filing contains disclosure information which is similar to information previously reviewed by the staff in other filings of the same complex.

In that regard, reference is made to Post-Effective Amendment No. 33 to the Registration Statement on Form N-1A of the Trust, which was filed on October 27, 2011 (the “Prior Filing”). The disclosure in the Prospectus of the Funds is substantively identical to the Prior Filing with respect to the following matters:

  Management of the Fund
  Purchase and Sale of Fund Shares
  Tax information
  Financial Intermediary Compensation
  Portfolio Holdings Information
  Distribution and Service Plans
  Description of Classes
  Account Information
  Additional Policies
  Distribution and Taxes
  Shareholder Reports and Confirmations
  Reserved Rights
  Privacy Notice
  For More Information

Except for the sections “Description of the Funds and their Investment Objectives, Policies” and “Investment Restrictions,” the Statement of Additional Information of the Funds is substantially identical to that contained in the Prior Filing.

Cullen Capital Management LLC (“Cullen”) currently acts as sub-adviser to the Pioneer Cullen Value Fund (the “Pioneer Value Fund”), a series of the Pioneer Trust Series III. Cullen’s sub-advisory agreement with the Pioneer Value Fund is being terminated effective July 31, 2012 and Cullen thereafter intends to serve as adviser to the Funds.

We would be pleased to provide you with any additional information you may require or with copies of the materials referred to above. We would appreciate any comments the Commission staff may have as soon as possible.

Please do not hesitate to contact the undersigned (212-839-5969) with any comments or questions you might have.

Very truly yours,

/s/ Carla G. Teodoro

Carla G. Teodoro